SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities and Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to

Commission file number 1-13585

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The First American Corporation

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The First American Corporation

1 First American Way

Santa Ana, California 92707

The First American Corporation

401(k) Savings Plan

Contents

December 31, 2008 and 2007

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The First American Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The First American Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Orange County, California

June 29, 2009

The First American Corporation

401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value	$844,098,131	$1,173,474,756
Participant loans	26,065,494	28,206,491

Total investments	870,163,625	1,201,681,247

Receivables:
Dividends	1,555,244	1,796,815
Participant contributions	6,508	20,174
Employer contributions	—	35,672,957
Due for securities sold	99,350	245,894

Total receivables	1,661,102	37,735,840

Total assets	871,824,727	1,239,417,087

Liabilities
Corrective distributions payable	723,897	1,652,892

Total liabilities	723,897	1,652,892

Net assets available for benefits	$871,100,830	$1,237,764,195

The accompanying notes are an integral part of these financial statements.

The First American Corporation

401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
(Reductions)/Additions
Net depreciation in fair value of investments	$(330,738,281)	$(38,233,691)
Interest income	2,169,519	2,172,906
Dividend income	29,038,544	62,110,103

Total investment (loss) income	(299,530,218)	26,049,318

Contributions:
Participants	87,841,017	106,220,337
Employer	—	35,673,049

Total contributions	87,841,017	141,893,386

Total (reductions) additions	(211,689,201)	167,942,704

Deductions
Benefits paid to participants	(153,295,532)	(153,652,949)
Transfers, net	(77,251)	(3,553)
Corrective distributions	(831,154)	(3,802,776)
Administrative expenses	(770,227)	(837,907)

Total deductions	(154,974,164)	(158,297,185)

(Decrease) Increase in net assets	(366,663,365)	9,645,519
Net Assets Available for Benefits
Beginning of year	1,237,764,195	1,228,118,676

End of year	$871,100,830	$1,237,764,195

The accompanying notes are an integral part of these financial statements.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 – Description of the Plan

The following description of The First American Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50% owned by The First American Corporation (the “Company”). An employee is eligible to participate in the Plan if the employee is at least 21 years of age and has been employed by the Company for at least 30 days. Effective February 1, 2008, the age limit to be eligible for the Plan was lowered from age 21 to age 18. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company’s trustee and recordkeeper of the Plan are Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc., respectively.

Contributions

Participants classified as non-highly compensated, as defined by the Plan, may contribute from 1% to 60% of pretax annual compensation. Participants classified as highly compensated, as defined by the Plan, may contribute from 1% to 15% of pretax annual compensation. Contributions are subject to certain limitations.

Discretionary matching contribution amounts may be contributed by the Company at the discretion of the Company’s Board of Directors and are based on the pretax profitability of the Company for the year. There was no discretionary matching contribution for the year ended December 31, 2008. The discretionary matching contribution was $35,672,957 for the year ended December 31, 2007 and was allocated to participant accounts in the third calendar quarter of 2008. The 2007 amount was paid in the form of a cash contribution and invested based on each eligible participant’s investment election under the Plan. Adjustments to participant allocations of the discretionary matching contributions may occur subsequent to the original funding date.

Participants may also roll over distributions from other qualified 401(a) plans or Rollover (“Conduit”) Individual Retirement Accounts.

Participant Accounts

Upon enrollment in the Plan, a participant may direct contributions in 1% increments to any of twenty-six available investment options, one of which is the option to invest in shares of the Company. Participants may change their investment options at any time.

Participant account activity may include a participant’s own contributions, any Company contributions, investment earnings or losses, and a quarterly account maintenance fee. Allocations of Company matching contributions are based on the participant’s compensation and contributions to the Plan during the year. The benefit to which a participant is entitled is based on the sum of the aforementioned items since all participants’ accounts are 100% vested.

Vesting

Participants are immediately vested in their own contributions and any Company contributions, plus actual earnings thereon.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Payment of Benefits

The Plan allows for participant withdrawals in a lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw from their account balances, as defined by the Plan, in the event of a financial hardship, which is determined pursuant to the provisions of the Internal Revenue Code (“IRC”); and from any amounts rolled over from a qualified 401(a) plan or Rollover (“Conduit”) Individual Retirement Account.

Loans

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Administrative Plan Committee. The amount borrowed may not exceed the lesser of (1) 50% of the value of the participant’s account balance; or (2) $50,000 less the highest outstanding loan balance the participant may have had outstanding during the one-year period preceding the day on which the new loan from the Plan would be made. Loans are subject to a loan initiation fee and a quarterly maintenance fee.

Loan terms are determined based on the provisions established by the Administrative Plan Committee. Loans are collateralized by the balance in the participant’s account and bear a rate of interest that is reasonable at the time the loan is made, as determined by the Administrative Plan Committee. Loans are fully amortizing and paid back through principal and interest via payroll deduction or other method as determined by the Administrative Plan Committee if payroll deduction is not available to the participant. A participant may fully repay a loan at any time without penalty, however partial prepayments are not permitted.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds and common stock are stated at quoted market prices. The Fidelity Institutional Money Market Portfolio and the Fidelity U.S. Equity Index Pool are recorded at net asset value which approximates market value as determined by the respective trustee. Shares of mutual funds are valued at the net asset value of the shares held by the Plan at year-end. The participant loans are valued at their outstanding principal balances, which approximate fair value. Investments in security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value within generally accepted accounting principles (GAAP), and expands disclosure requirements regarding fair value measurements. Although SFAS 157 does not require any new fair value measurements, its application may, in certain instances, change current practice. Where applicable, SFAS 157 simplifies and codifies fair value related guidance previously issued within GAAP. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 provides a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Plan’s investment portfolio is based on management’s assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. If the inputs used to measure fair value fall in different levels of the fair value hierarchy, an investment’ hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. The three hierarchy levels are defined as follows:

Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statements of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 3 – Fair Value

The Plan’s investments that are measured at fair value on a recurring basis, such as mutual funds and common stock, are generally classified within Level 1 of the fair value hierarchy. The fair value of these investments are valued based on quoted market prices in active markets. The Plan’s investments that have observable inputs (other than Level 1) which are valued based on quoted prices include investments under a commingled pool. Participant loans are classified within Level 3 as the value is based on the outstanding balance.

The following table presents the Plan’s investments measured at fair value on a recurring basis as of December 31, 2008, classified using the SFAS 157 valuation hierarchy:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$616,313,035	—	—	$616,313,035
Commingled Pool	—	$19,591,366	—	19,591,366
The First American Corporation common stock	204,046,512	—	—	204,046,512
Other common stock	3,979,642	—	—	3,979,642
Money Market Fund	167,576	—	—	167,576
Loans to participants	—	—	$26,065,494	26,065,494

Total assets at Fair Value	$824,506,765	$19,591,366	$26,065,494	$870,163,625

The table below sets forth a summary of changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

2008
Assets
Balance, beginning of year	$28,206,491
Loan repayments and withdrawals (net)	(2,140,997)

Balance, end of year	$26,065,494

Note 4 – Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

		2008	2007
Mutual funds
	Davis Funds, NY Venture Fund, Inc. Class A	$—	$108,394,212
	Davis Funds, NY Venture Fund, Inc. Class Y	61,692,715	—
*	Fidelity US Bond Index Fund	66,332,060	60,692,847
*	Fidelity Balanced Fund	57,776,549	93,099,724
*	Fidelity Low-Priced Stock Fund**	37,961,611	70,323,271
*	Fidelity Diversified International Fund	65,540,270	133,159,822
*	Fidelity Institutional Money Market	136,111,715	—
*	Fidelity Retirement Money Market Portfolio	—	111,413,385
*	Fidelity Large-Cap Stock Fund**	39,258,923	78,723,076
	Lord Abbett Small-Cap Value Fund – Class I	58,623,960	85,355,087
Common stock
*	The First American Corporation	204,046,512	278,457,990

*	Denotes party-in-interest
**	Fair value was below 5% of the Plan’s net assets at December 31, 2008

Approximately 24% and 23% of the Plan’s investments are invested in common stock of the Company at December 31, 2008 and 2007, respectively.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

During 2008 and 2007, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value $(330,738,281) and $(38,233,691), respectively, as follows:

	2008	2007
Mutual funds	$(278,394,681)	$10,074,113
Commingled Pool	(11,716,333)	1,626,325
The First American Corporation common stock	(40,583,011)	(49,137,975)
Other common stock	(44,256)	(796,154)

	$(330,738,281)	$(38,233,691)

Investment Options

Participant contributions are directed by plan participants to the following investment options with the exception of funds “frozen” due to a fund closing or through plan merger:

Money Market Fund

Money market funds invest in U.S. dollar denominated securities, such as bills, notes, bonds and repurchase agreements. More than 25% of the total assets of the fund may be invested in the financial services industry.

Bond Index Fund

Bond funds invest in securities, such as bills, notes, bonds and other direct obligations issued by corporations and the United States Treasury. The bond index fund normally will invest at least 80% of its total assets in bonds included in the Barclays Capital U.S. Aggregate Index. The objective of a bond fund is to provide a higher level of current income than money market funds with minimal fluctuations in principal. The additional objective of the bond index fund is to seek results that correspond to the total return of the bonds in the Barclays Capital U.S. Aggregate Index while maintaining similar risk characteristics.

Short Term Bond Fund

Short term bond funds invest in all types of bonds, including U.S. Government, corporate, mortgage and foreign. The Plan’s short term bond fund invests mainly in short and intermediate-maturity bonds. The objective of a short term bond fund is to provide maximum total return, consistent with preservation of capital and prudent investment management.

Balanced Fund

Balanced funds invest a majority (generally not less than 60%) of their assets in equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. Balanced funds may invest in securities of domestic and foreign issuers. The objective of a balanced fund is to seek income and long-term growth of capital.

Target Date Funds

Target date funds allow investors to select the fund that best matches their expected retirement year. The funds invest in a diversified portfolio of other mutual funds to provide moderate asset allocation. The allocation strategy is based on the number of years until the respective target date and gradually becomes more conservative as it approaches the target date. The objective is to provide high total returns until the retirement date, and thereafter, the goal is to seek high current income with a secondary goal of capital appreciation.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Large Cap Equity Index Fund

Equity index funds invest primarily in the common stocks that make up a widely recognized unmanaged index of common stocks. The Plan’s equity index fund invests mainly in the common stocks of the 500 companies that make up the Standard & Poors 500 Index. The fund seeks to approximate the composition and total return of the Standard & Poors 500 Index.

Large Cap Growth Stock Fund

Large cap growth stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Large Cap Value Stock Fund

Large cap value stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Mid Cap Equity Fund

Mid cap funds invest primarily in common stocks of companies with mid and small market capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. The objective is to seek maximum long-term growth of capital.

Small Cap Growth Stock Fund

Small cap growth stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. While they have potential for significant growth, small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

Small Cap Value Stock Fund

Small cap value stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations, thereby providing the potential for significant capital appreciation. Small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

International Index Fund

An international index fund builds its portfolio by buying a large proportion of stocks included in a particular international index; therefore, reproducing the performance of an entire section of the market. The objective is to provide investment results that correspond to the total returns of foreign stock markets.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

International Fund

International funds invest primarily (normally at least 65% of their assets) in foreign securities. Normally, international stock funds invest primarily in common stocks. International funds carry additional risks, including political and economic uncertainties of foreign companies as well as the risk of currency fluctuations. The objective is to seek long-term growth of capital.

Wells Fargo Stock Fund (frozen)

This fund invests in the Wells Fargo common stock and short-term money market funds. This is a frozen fund for Wells Fargo employees who were participants in the Wells Fargo Plan and who transferred employment to RELS on November 1, 1998. New contributions and transfers cannot be invested in the frozen fund and amounts transferred out of the Wells Fargo Stock Fund cannot be transferred back into the fund.

Company Stock Fund

This fund invests in the common shares of The First American Corporation and such other assets, awaiting investment in First American shares, as the plan trustee considers advisable.

Note 5 – Related Party and Party-in-interest Transactions

The Company, which qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total expenses paid by the Company were $194,790 and $176,429 for the years ended December 31, 2008 and 2007, respectively.

The Plan held Company Stock with fair values of $204,046,512 and $278,457,990 at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, 7,062,877 and 8,161,137 shares of common stock are included in First American stock, respectively. During 2008, the Plan made purchases and sales of First American stock totaling $15,754,294 and $56,392,390, respectively. During 2007, the Plan made purchases and sales of First American stock totaling $24,450,581 and $116,211,967 respectively.

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Note 6 – Corrective Distributions Payable

The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and IRS guidelines. For the Plan year ended December 31, 2008 and December 31, 2007, the Plan did not completely satisfy the non-discrimination tests and took corrective action by returning excess contributions and related investment (losses) earnings.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the net assets of the Plan will be distributed to the participants in accordance with the provisions of ERISA.

Note 8 – Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 2003, that the Plan is designated in accordance with applicable sections of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended as referenced in Note 10 and was restated effective January 1, 2008 to reflect legislative and regulatory changes. On January 31, 2008, the Plan applied for a favorable determination letter from the Internal Revenue Service. A response has not yet been received. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The First American Corporation

401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 requires recording uncertain tax positions that exist in the Plan’s financial statements. FIN 48 was effective for the Plan as of January 1, 2007. Plan management has determined there are no uncertain tax positions and believes there is no FIN 48 impact requiring adjustment or disclosure in the Plan’s financial statements.

Note 9 – Inactive Accounts

Net assets available for plan benefits as of December 31, 2008 and 2007, included approximately $251,124,224 and $227,961,919, respectively, representing the vested portion of accounts of participants who have terminated their employment with the Company for which disbursement of their account balances has not yet been requested.

Note 10 – Plan Amendments

During 2008 and 2007, the Administrative Plan Committee approved amendments to the Plan. The most significant amendments are as follows:

Effective January 1, 2008, the Plan was amended to incorporate certain provisions of the Heroes Earnings Assistance and Tax Relief Act of 2008. Relating to vesting and benefits under the Plan, it was amended by adding the following Survivor and Disability Payments with Respect to Qualified Military Service

With respect to deaths occurring on or after January 1, 2007, in the case of a Participant who dies while performing qualified military service (as defined in Section 414(u) of the Code), the survivors of such Participant are entitled to any additional benefits (other than benefit accruals relating to the period of qualified military service) provided under the Plan had the Participant resumed and then terminated employment on account of death.

With respect to deaths and disabilities occurring on or after January 1, 2009, for benefit accrual purposes, an individual who dies or incurs a disability while performing qualified military service for the Company shall be treated as if the individual has resumed employment in accordance with the individual’s reemployment rights under chapter 43 of title 38, United States Code, on the day preceding death or disability (as the case may be) and terminated employment on the actual date of death or disability.

¡

Effective April 1, 2007, the portion of the Security First Financial Services, Inc., 401(k) Profit Sharing Plan attributable to accounts of employees of Security First Financial Services, Inc., was merged into the Plan.

¡

Effective April 1, 2007, the Plan limited the investment of a participant’s pretax deferrals to no more than thirty percent (30%) in Company Stock. The pretax deferrals that would have otherwise exceeded thirty percent (30%) were directed into the Plan’s applicable Target Date Fund based upon the Participant’s age.

¡	Effective April 1, 2007, a participant may only transfer up to 30% of their account balance into Company Stock.

¡	Effective January 1, 2007, a distribution to a non-spouse beneficiary may be in the form of a rollover should the beneficiary elect to roll over to an individual retirement plan.

¡

In response to Hurricane Katrina, a “Qualified Individual” was permitted to receive a “Katrina Distribution” from the Plan between October 6, 2005 and January 1, 2007. In addition, the loan limit to a Qualified Individual, made between October 6, 2005 and January 1, 2007, was increased to $100,000 and up to 100% of the account balance. Loan repayments on Qualified Individuals were also suspended until after December 31, 2006.

The First American Corporation

401(k) Savings Plan

EIN: 95-1068610 PN: 003

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	Davis Funds, NY Venture Fund, Inc. Class Y	Registered Investment Company	N/A	$61,692,715
	Vanguard Explorer Fund Admiral Class	Registered Investment Company	N/A	19,802,077
	Vanguard Strategic Equity Fund	Registered Investment Company	N/A	8,016,994
	Pimco Low Duration Inst CL Fund	Registered Investment Company	N/A	11,734,412
	Lord Abbett Small-Cap Value Fund – Class I	Registered Investment Company	N/A	58,623,960
*	Spartan International Index fund	Registered Investment Company	N/A	6,811,394
*	The First American Corporation 7,062,877 shares of common stock	Common Stock	N/A	204,046,512
*	Fidelity Balanced Fund	Registered Investment Company	N/A	57,776,549
*	Fidelity Low-Priced Stock Fund	Registered Investment Company	N/A	37,961,611
*	Fidelity Diversified International Fund	Registered Investment Company	N/A	65,540,270
*	Fidelity Large-Cap Stock Fund	Registered Investment Company	N/A	39,258,923
*	Fidelity Institutional Money Market Portfolio	Registered Investment Company	N/A	136,111,715
*	Fidelity US Bond Index Fund	Registered Investment Company	N/A	66,332,060
*	Fidelity US Equity Index Pool	Commingled Pool	N/A	19,591,366
*	Fidelity Freedom Income Fund	Registered Investment Company	N/A	1,329,409
*	Fidelity Freedom 2000 Fund	Registered Investment Company	N/A	559,392
*	Fidelity Freedom 2005 Fund	Registered Investment Company	N/A	703,724
*	Fidelity Freedom 2010 Fund	Registered Investment Company	N/A	5,611,093
*	Fidelity Freedom 2015 Fund	Registered Investment Company	N/A	8,034,620
*	Fidelity Freedom 2020 Fund	Registered Investment Company	N/A	7,064,620
*	Fidelity Freedom 2025 Fund	Registered Investment Company	N/A	6,897,099
*	Fidelity Freedom 2030 Fund	Registered Investment Company	N/A	6,054,834
*	Fidelity Freedom 2035 Fund	Registered Investment Company	N/A	4,958,137
*	Fidelity Freedom 2040 Fund	Registered Investment Company	N/A	3,398,917
*	Fidelity Freedom 2045 Fund	Registered Investment Company	N/A	1,295,373
*	Fidelity Freedom 2050 Fund	Registered Investment Company	N/A	742,392
*	Wells Fargo & Company 134,985 shares of common stock and $167,576 in money market fund	Registered Investment Company and Common Stock	N/A	4,147,218
*	Fidelity Group Stock Purchase Account	Registered Investment Company	N/A	745
*	Loans to participants	Maturities through July 2022 with interest from 5% to 11.5%	N/A	26,065,494

				$870,163,625

*	Denotes party-in-interest
**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of any time before the last day of the Plan’s fiscal year, with certain exceptions. Cost information may be omitted with respect to participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The First American Corporation 401(k) Savings Plan

Date: June 29, 2009	By:	/s/ Max O. Valdes
Max O. Valdes VP, Chief Accounting Officer